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                                                                     EXHIBIT 4.4

ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

STATEMENT OF AUTHORIZATION NO. 205/2002/SPB - ANATEL

                                    STATEMENT OF AUTHORIZATION FOR THE DOMESTIC
                                    LONG DISTANCE MODE OF THE SWITCHED WIRELINE
                                    TELEPHONE SERVICE, BY AND BETWEEN AGENCIA
                                    NACIONAL DE TELECOMUNICACOES - ANATEL, AND
                                    TNL PCS S.A.

By the present instrument, by and between AGENCIA NACIONAL DE TELECOMUNICACOES (National Telecommunications Agency), henceforth referred to as ANATEL, a public entity, pursuant to the terms of Federal Law (degree) 9,472, dated July 16, 1997, the General Telecommunications Law - LGT, CNPJ/MF tax enrollment no. 02.030.715/0001-12, represented herein by its acting President, ANTONIO CARLOS VALENTE DA SILVA, a Brazilian national, married, an engineer, Identity card no. 31,547/D-CREA/RJ (Regional Board of Engineers and Architects/Rio de Janeiro Branch) and CPF/MF taxpayer enrollment no. 371.560.557-04, jointly with Board Member, LUIZ TITO CERASOLI, a Brazilian national, divorced, an engineer, Identity card no. 38,592/D-CREA/RJ (Regional Board of Engineers and Architects/Rio de Janeiro Branch) and CPF/MF taxpayer enrollment no. 297.487.047-34, as approved by the Board of Directors of Anatel in Act No. 22,185, dated January 21, 2002, published in the Official Gazette on January
23, 2002, and TNL PCS S.A., CNPJ tax enrollment no. 04.164.616/0001-59, represented herein by its Chief Executive Officer, LUIZ EDUARDO FALCO PIRES CORREA, a Brazilian national, married, an engineer, identity card no. 6056736 -SSP/SP, CPF taxpayer enrollment no. 052.425.988-75, and by the Chief Executive Officer of its parent company, TELE NORTE LESTE PARTICIPACOES S.A., JOSE FERNANDES PAULETTI, a Brazilian national, married, a business administrator, identity card no. 4.031.638-IFP/RJ, CPF taxpayer enrollment no. 057.405.920-20, henceforth referred-to as the AUTHORIZED PARTY, hereby sign the following STATEMENT OF AUTHORIZATION.

                                    CHAPTER I
                              REGARDING THE PURPOSE

CLAUSE 1.1 - The purpose of this Statement is the granting of Authorization to explore the private Switched Wireline Telephone Service, for public use in general (STFC), in whatever range of the DOMESTIC LONG DISTANCE mode, and the serving area being Sector 3 of Region I and Regions II and III of the General Licensing Plan - PGO, effective as of January 1, 2002, with obligatory joint, simultaneous exploration of the INTERNATIONAL LONG DISTANCE mode.

SINGLE PARAGRAPH - The private Switched Wireline Telephone Service, in adjacent and bordering areas, in accordance with Anatel Regulations, and pursuant to the provisions in General Licensing Plan, is included in the object of this Authorization.

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

CLAUSE 1.2 - The Switched Wireline Telephone Service is telecommunications service that, by means of voice transmission and other signals, is intended for communication between determinate fixed points using telephony processes.

CLAUSE 1.3 - The AUTHORIZED PARTY holds the right to implant, extend and operate the trunks, networks and switching centers needed to operate, as well as their industrial exploration, pursuant to the stipulations contained in the regulations.

CLAUSE 1.4 - The AUTHORIZED PARTY must maintain free access for public emergency services as established in the regulations.

                                   CHAPTER II
                         REGARDING THE AUTHORIZATION FEE

CLAUSE 2.1 - The Authorization Fee for the exploration of the STFC, in whatever range of the Domestic Long Distance mode, the serving area being the entire Brazilian territory, with the exploration rights as of January 1, 2002, is included in the Authorization Fee for the exploration of the Personal Mobile Service, using lower radio frequency band "D", in Region I of Attachment I of Public Tender Notice No. 001/2000/SPV-ANATEL, the object of Statement of Authorization No. 001/2001/SPV-ANATEL.

                                   CHAPTER III
     REGARDING THE USE OF RADIO FREQUENCIES AND SERVICE PROVIDING CONDITIONS

CLAUSE 3.1 - The AUTHORIZED PARTY may use, in accordance to the regulations, radio frequencies to implant the fixed land radio communication systems that are inherent to exploration of the STFC.

CLAUSE 3.2 - The use of radio frequencies to provide the STFC will be charged. In order to calculate the amount of the charge, the Regulations for the Charging of a Public Fee for the Right to Use Radio Frequencies, approved by ANATEL Resolution No. 68, dated November 20, 1998, will be applied pursuant to art 3, paragraph 1 of these Regulations, being licensed based on the Radio Frequency Use Regulations.

CLAUSE 3.3 - The AUTHORIZED PARTY commits itself to provide the service, the object of this Authorization, in order to completely fulfill the obligations inherent to the service rendered under the private system, according to the criteria, formulae and parameters defined in this Statement of Authorization.

SINGLE PARAGRAPH - The non-fulfillment of the obligations regarding the object of this Statement of Authorization will entail the application of the sanctions contemplated herein and allow for the temporary suspension by Anatel, and, if necessary, the forfeiture of the Authorization shall be decreed, pursuant to art. 137 of Law No. 9,472/97.

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

CLAUSE 3.4 - The AUTHORIZED PARTY shall explore the service, the object of this Authorization, at its own expense and risk, within the system of wide and fair competition established in Law No. 9,472/97 and in the General Licensing Plan, and it will be remunerated by the charged rates, pursuant to the stipulations in this Statement of Authorization.

SINGLE PARAGRAPH - The AUTHORIZED PARTY will have no right to any kind of exclusivity or any type of guarantee of economic and financial balance, and it may not claim rights regarding the admission of new carriers, under the public or private system.

CLAUSE 3.5 - The AUTHORIZED PARTY shall establish the rates it will charge to provide the STFC and it will define the Service Plans including their structures, forms, criteria and fees, and they must be reasonable and undiscriminating.

CLAUSE 3.6 - The AUTHORIZED PARTY must establish a uniform Basic Service Plan with the obligation to offer the services to all the intending users throughout the STFC serving area.

CLAUSE 3.7 - The AUTHORIZED PARTY may establish Alternative Service Plans, with different structures, criteria and rates than the Basic Service Plan, and these service plans must be offered as an option to its users or intending users, without discrimination.

CLAUSE 3.8 - The AUTHORIZED PARTY must widely publicize its Basic and Alternative Service Plans before starting to sell them, and it must inform Anatel of their contents within 5 (five) business days after starting to sell each Plan.

                                   CHAPTER IV
                     REGARDING THE QUALITY SERVICE CRITERIA

CLAUSE 4.1 - The adequate quality of the service provided by the AUTHORIZED PARTY is a presupposition of this Authorization, and is considered to be the service that satisfies the conditions of regularity, efficiency, security, generality and courtesy, as well as being up-to-date.

PARAGRAPH ONE - The regularity will be characterized by the continuous exploration of the service in strict compliance with the stipulations in the norms established by Anatel.

PARAGRAPH TWO - The efficiency shall be characterized by the achievement and upholding of the parameters described in this Statement of Authorization and by the serving of the user within the deadlines contemplated in this Statement of Authorization.

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

PARAGRAPH THREE - The security in the exploration of the service will be characterized by the confidentiality of the data regarding the users' use of the service, as well as the full preservation of the secrecy of the information transmitted within the scope of its exploration, pursuant to subparagraph V of clause 7.1.

PARAGRAPH FOUR - The currentness shall be characterized by the modernity of the equipment, the facilities and the service exploration techniques, with the absorption of the technological advances that definitively benefit the users, pursuant to the stipulations contained in this Statement of Authorization.

PARAGRAPH FIVE - The generality will be characterized by the indiscriminate providing of the service to any and all users, and the AUTHORIZED PARTY commits itself to provide the service to whomever requests it, at the location the requesting party indicates and according to the regulations.

PARAGRAPH SIX - The courtesy shall be characterized by the respectful and immediate serving of all the authorized service users, as well as the compliance with the obligations to readily and politely inform and serve all, users or not, who request information, action or any other type of petition, from the AUTHORIZED PARTY, pursuant to the stipulations of the present Statement of Authorization.

CLAUSE 4.2 - The AUTHORIZED PARTY must meet all the quality parameters and indicators set in the General Quality Target Plan - PGMQ.

CLAUSE 4.3 - In the event of an interruption in the exploration of the service, the AUTHORIZED PARTY may not allege default on any obligation on the part of Anatel or the Union.

CLAUSE 4.4 - The exploration of the authorized service may only be suspended in compliance with the Switched Wireline Telephone Service Regulations, established by Anatel.

                                    CHAPTER V
                          REGARDING THE NUMBERING PLAN

CLAUSE 5.1 - In compliance with the Regulations, the AUTHORIZED PARTY commits itself to obey the Switched Wireline Telephone Service Numbering Regulations established by Anatel, and it must ensure the customer the portability of the access codes within the deadlines established in the regulations.

PARAGRAPH ONE - The costs regarding the investments needed to enable access code portability shall be divided between the AUTHORIZED PARTY and the other private or public telecommunications service providers.

PARAGRAPH TWO - The costs regarding the administration of the consignment and occupation process of Numbering Regulation access codes shall be covered by the AUTHORIZED PARTY, pursuant to the Numbering Resource Administration Regulations.

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

CLAUSE 5.2 - The AUTHORIZED PARTY will have the right to a Carrier Selection Code, without exclusivity, to be defined by Anatel.

                                   CHAPTER VI
                         REGARDING THE BILLING OF USERS

CLAUSE 6.1 - The billing documents to be issued by the AUTHORIZED PARTY must be clear, detailed and private, and they must list the type and quantity of each service provided to the customer.

SINGLE PARAGRAPH - In the billing documents, the AUTHORIZED PARTY may include, in a clear and detailed way, the amounts due regarding the use of additionally-priced services, as well as other commodities and utilities related to the authorized service.

CLAUSE 6.2 - For the use of the networks, the AUTHORIZED PARTY will charge the other telecommunications service providers the maximum amounts established by Anatel, pursuant to the regulations.

CLAUSE 6.3 - The AUTHORIZED PARTY shall offer a discount to any customer who is affected by possible discontinuities in the use of the authorized service, as long as said customer is not the cause of the discontinuities, and this discount shall be proportional to the entire period of the interruption, pursuant to the regulations.

                                   CHAPTER VII
       REGARDING THE RIGHTS AND GUARANTIES OF THE USERS AND OTHER CARRIERS

CLAUSE 7.1 - Pursuant to the rules and parameters contained in this Statement of Authorization, the rights of the users of the service, object of this Authorization, are:

I - Access to the service and the full use of it within the standards of quality, regularity and efficiency contemplated in this Statement of Authorization and the current, applicable regulations;

II - The possibility of requesting the suspension or interruption of the service;

III - Undiscriminating treatment with regards to the access conditions and the full use of the service;

IV - The obtaining of adequate information regarding the service use conditions and the rates charged;

V - The inviolability and secrecy of their communications, pursuant to the constitutional and legal conditions and circumstances regarding violating communications privacy;

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

VI - To obtain, free of charge, by submitting a request to the AUTHORIZED PARTY's customer service, the non-publication of your access code;

VII - The non-suspension of the subscriber's service unless it requests it, except in the event of a debt directly resulting from its use, or due to default on the obligations contained in art. 4 of Law No. 9,472/97;

VIII - The prior knowledge of any and all amendments to the service use conditions that directly or indirectly affect them;

IX - The privacy of the billing documents and the AUTHORIZED PARTY's the use of their personal data;

X - The AUTHORIZED PARTY's efficient and prompt response to the user's complaints;

XI - The submitting of complaints or representations against the AUTHORIZED PARTY to Anatel and the consumer protections organisms.

XII - The reparation of damages caused by the violation of the customer's rights;

XIII - See the terms of the subscription agreement, by which the service was engaged, met and fulfilled;

XIV - Freely choose the domestic or international long-distance service provider;

XV - Have its right to access code portability respected, pursuant to the provisions in the regulations;

XVI - To not be obliged to consume services or acquire goods or equipment that are not in the customer's interest, nor to be compelled to submit itself to conditions to receive the service, object of this Authorization, pursuant to the regulations;

XVII - The substitution of the customer's access code pursuant to the regulations; and

XVIII - The interception, without charge, for a minimum period of 30 (thirty) days, of the calls directed to the old access code and the information of its new access code when it results from a carrier alteration.

PARAGRAPH ONE - The AUTHORIZED PARTY will fulfill the obligation to strictly enforce the privacy inherent to the telephone service and the confidentiality of the data and information, employing the means and technology that ensure the users this right.

PARAGRAPH TWO - The AUTHORIZED PARTY shall make available the technological resources needed to suspend telecommunications privacy upon court order, pursuant to the regulations.

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

CLAUSE 7.2 - In addition to the rights referred-to in the previous clause, the remaining telecommunications service providers shall be guaranteed the following rights:

I - The interconnection with the AUTHORIZED PARTY's network according to undiscriminating economic and operational conditions, and under adequate technological conditions and isonomic and fair rates that strictly meet the service exploration requirements, pursuant to Anatel regulations;

II - To receive the requested service from the AUTHORIZED PARTY with no discrimination whatsoever, for the market rates or rates negotiated by the parties, and with the applicable reductions in view of the costs avoided as a result of large-scale consumption, pursuant to the regulations; and

III - The obtaining of all the information needed for the exploration of the service they operate, including the information related to billing, with the exception of the AUTHORIZED PARTY's right to preserve its data covered by corporate confidentiality, as well as the rights of third parties.

PARAGRAPH ONE - Any conflicts between the AUTHORIZED PARTY and other carriers shall be resolved administratively by Anatel, pursuant to the regulations.

PARAGRAPH TWO - Anatel shall permanently oversee the relationships between the carriers that use the service authorized herein and the AUTHORIZED PARTY, restraining any conduct that may cause losses to any one of the parties or that violate the economic order or free competition, and in such cases, notifying the Economic Defense Administrative Board - CADE, after taking the necessary actions within its powers, pursuant to the stipulations in art. 19, subparagraph XIX of Law No. 9,472/97.

CLAUSE 7.3 - Pursuant to the regulations, the right of any user to explore and make full use of additionally charged services shall be guaranteed, and said services shall be provided in technically adequate conditions at isonomic and fair rates, and the AUTHORIZED PARTY shall not be allowed to place any obstacle or restriction upon the full use of the service.

SINGLE PARAGRAPH - The additionally charged services are those activities that add new uses regarding access, storage, presentation, movement or information recovery to the service, object of this Authorization.

                                  CHAPTER VIII
      REGARDING THE RIGHTS, GUARANTIES, LIABILITIES AND RESTRICTIONS OF THE
                                AUTHORIZED PARTY

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

CLAUSE 8.1 - In addition to the other liabilities that derive from this Statement of Authorization and are inherent to the exploration of the service, the AUTHORIZED PARTY is also bound to:

I - Provide the service in absolute compliance with the stipulations in the present Statement of Authorization, fully submitting itself to Anatel regulation;

II - Implant all the equipment and facilities needed to explore the service, object of this Authorization, according to the specification referred-to in this Statement of Authorization;

III - Provide Anatel with all the data and elements requested regarding the service, in accordance with the manner and frequency contemplated in the regulations;

IV - Submit itself to inspection and control by Anatel, allowing its agents access to its facilities that are part of the service as well as its books;

V - Keep separate accounting records for each service;

VI - Main an adequate information and customer service system;

VII - Send copies of agreements and contracts regarding the exploration of the service with foreign telecommunications service providers;

VIII - Publicize, directly or through third parties, the access code of its subscribers and the other subscribers of public or private STFC carriers in the Authorization area, excluding those that expressly request that their personal data be omitted;

IX - Supply, within reasonable deadlines and rates in an undiscriminating manner, the list of its subscribers to whom it wishes to divulge it;

X - Strictly respect the privacy and confidentiality of the telecommunications, pursuant to legal and regulatory stipulations;

XI - Respect the privacy of the subscribers with regards to the billing documents and all the personal information referring to them;

XII - Previously submit to Anatel any and all amendments it intends making to its articles of organization or incorporation, including in terms of splits, mergers, transformation, incorporation, as well as the transfer of control or an alteration in the capital stock;

XIII - Ensure any other telecommunications service provider interconnection with its network, pursuant to the regulations;

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

XIV - Respect the rights of the remaining telecommunications service providers, and refrain from discriminating conduct or acts intended to hinder their activities;

XV - Use, whenever required by the regulations, equipment certified or accepted by Anatel;

XVI - Comply with the technical norms and standards in effect in Brazil, refraining from any discriminating actions with regards to property or equipment produced in the Country;

XVII - In cases of public disaster, place any and all means, systems and availabilities that are solicited at the disposal of the authorities or civil defense agents to provide support or aid the affected population;

XVIII - Serve, as a priority, the President of the Republic, his representatives according to protocol, his retinue and support personnel, as well as the foreign Heads of State, when visiting or on official missions on Brazilian soil, placing at their disposal the necessary means for their adequate communication, pursuant to Anatel regulation;

XIX - Pay all the control and operation fees for its facilities pursuant to the regulations;

XX - Annually publish, regardless of the legal system to which its is subject, its balance sheet and financial statements determined at the end of each fiscal year, pursuant to the provisions in the current legislation and Anatel regulations;

XXI - Comply with the norms in effect in the country with regards to the use of foreign labor, including for those positions requiring more qualifications;

XXII - Fulfill agreements signed between Brazil and other countries or international organisms, pursuant to Anatel regulations;

XXIII - Send Anatel a list of its shareholders that hold, jointly or alone, interest equal to or over 5% (five percent) of its voting capital, at regular intervals to be defined by Anatel;

XXIV - Provide Anatel with any technical, operational, economical-financial, corporate or accounting information it requests; and

XXV - Deposit the contributions to the Telecommunications Service
Universalization Fund, pursuant to the applicable legislation.

PARAGRAPH ONE - The non-compliance with the stipulations contained in this Clause will subject the AUTHORIZED PARTY to the sanctions contemplated in this Statement of Authorization.

PARAGRAPH TWO - The AUTHORIZED PARTY, its affiliates, controlled or parent companies may not condition the offering of the service to the consumption of any

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

other service, nor may it offer advantages to the users who engage services that are additional to the service, object of this Authorization, even if provided by third parties.

CLAUSE 8.2 - With no prejudice to the other provisions contained in this Statement of Authorization and the guaranties provided by law, the following are the rights of the AUTHORIZED PARTY:

I - Explore the service within its company strategy, freely defining its investments, pursuant to Anatel regulations and the stipulations contained in this Statement of Authorization;

II - Waive the exploration of the authorized service, in accordance with art. 142 of Law No. 9,472/97, as long as it expressly communicates its decision to Anatel and its users at least 18 (eighteen) months prior;

III - Appoint a representative to follow Anatel's inspection and enforcement activities;

IV - Interrupt, in accordance with the stipulations in clause 4.4 of this Statement of Authorization, or refuse to provide the service to a subscriber whose name is on a list of defaulting subscribers;

V - The availability of interconnection with the other STFC carriers, in undiscriminating economic and operational conditions, under technically adequate conditions and at isonomic and fair rates that strictly meet the service exploration requirements, pursuant to Anatel regulations;

VI - Receive the requested service with the other carriers with no discrimination whatsoever, for the market rates or rates negotiated by the parties, and with the applicable reductions in view of the costs avoided as a result of large-scale consumption, pursuant to the regulations;

VII - To obtain all the information needed for the exploration of the service, including the information related to billing, with the exception of the right of the third parties to preserve theirs data covered by corporate confidentiality, as well as the rights of third parties;

VIII - The availability of numbering resources according to regulations;

IX - Request that Anatel maintain the information gathered during its inspections confidential; and

X - Outsource to third parties activities that are inherent, accessory or complementary to the service, as well as the implementation of associated projects.

CLAUSE 8.3 - During the validity of this Statement of Authorization, the AUTHORIZED PARTY will be the sole party liable, towards third parties, for actions taken by its personnel, employees and contracted professionals, in the exploration of the STFC, as well as for the use of the equipment, facilities or networks, excluding the Union and Anatel from any claims and/or indemnifications.

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

CLAUSE 8.4 - The AUTHORIZED PARTY may not create difficulties for public works, whatever kind they may be, whenever it is necessary to remove facilities or telephone networks to make interventions, directly or indirectly promoted by any public administration agency or department, viable.

CLAUSE 8.5 - The AUTHORIZED PARTY must enter into agreements directly with each Municipal City Hall in the serving areas, as well as the other public service providers, to establish the conditions for installing telephone poles and cross arms for telephone lines and cables, as well as underground ducts for passing cables under streets and public thoroughfares.

PARAGRAPH ONE - The AUTHORIZED PARTY will deal directly with the holders of public or private property on or under which the former must pass ducts or conduits, or even their supports, to obtain the respective consent or right of passage for said purpose.

PARAGRAPH TWO - The AUTHORIZED PARTY shall promote with the respective municipal authorities the agreements needed to establish the conditions to surpass any interference in the network needed to explore the service, including with regards to cutting and trimming trees.

CLAUSE 8.6 - In accordance with the terms in art. 73 of Law No. 9,472/97, The AUTHORIZED PARTY may use posts, ducts, conduits and rights of passage held or controlled by other telecommunications service providers or other public services.

PARAGRAPH ONE - The use of the means referred-to in the header of this clause must be carried out in an undiscriminating manner, at reasonable and fair rates.

PARAGRAPH TWO - The AUTHORIZED PARTY must make available the means it holds or controls, referred-to in the header of this clause and classified by Anatel as being of public interest, to the other telecommunications service providers, pursuant to the conditions contemplated in the previous paragraph.

PARAGRAPH THREE - Whenever the AUTHORIZED PARTY does not arrive at an agreement with the remaining carriers regarding the use of the means referred-to in this clause, it will be Anatel's responsibility, isolatedly or jointly with the other involved regulatory agencies, to define the conditions of this use.

CLAUSE 8.7 - During the validity of this Authorization, the AUTHORIZED PARTY shall maintain an information and customer service central that will operate 24 (twenty-four) hours a day, able to receive and handle requests, complaints and claims made by the users in person or by any means of communication from a distance.

PARAGRAPH ONE - The AUTHORIZED PARTY must divulge to all the users the addresses and access codes for its information and customer service central, which must be listed in the Standard Agreement they have signed to use the service.

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

PARAGRAPH TWO - The AUTHORIZED PARTY must make available and divulge an easy and free access code for users to send their requests by telephone.

PARAGRAPH THREE - All requests, complaints or claims a user sends, by any means, must receive an order number which must be supplied to the interested party so it may follow-up on its request.

PARAGRAPH FOUR - The AUTHORIZED PARTY shall inform the user, within the deadlines defined in the General Quality Target Plan regarding the measures in response to its request, complaint or claim.

PARAGRAPH FIVE - In the event that Anatel ascertains difficulties in user access to the information and customer service central, it may order the AUTHORIZED PARTY to expand the available means of access, under penalty of considering the obligation contemplated in this clause to be unfulfilled.

CLAUSE 8.8 - The AUTHORIZED PARTY commits itself to consider offers from independent suppliers, including domestic suppliers, in the engaging of services and the acquisition of equipment and materials connected to the object of this Statement of Authorization, and it shall base its decisions regarding said offers, on the meeting of the objective criteria regarding price, delivery conditions and technical specifications, established in the applicable regulations.

SINGLE PARAGRAPH - In cases of equivalent offers, the AUTHORIZED PARTY commits itself to give preference to services offered by companies located in the Country, equipment and materials produced in the Country, and among them, those using domestic technology, in order to break the tie. The aforementioned equivalence shall be determined under the following circumstances, cumulatively:

I - The domestic price is lower or equal to the imported price, once on Brazilian soil, including the applicable taxes;

II - The delivery deadline is compatible with the service needs; and

III - The technical specifications established in the applicable regulations are met and when they have been certified or accepted by Anatel, when applicable.

PARAGRAPH TWO - This includes those services related to the research and development, planning, design, implantation and physical installation, operation, maintenance, supervision and evaluation testing of telecommunications systems.

PARAGRAPH THREE - The putting into operation of the above will be subject to regulation by Anatel, including the applicable sanctions.

CLAUSE 8.9 - Pursuant to clause 8.10, the AUTHORIZED PARTY, its controlled and parent companies, or any of its shareholders who hold direct or indirect interest that

                                  Page 12 of 24

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

is equal to or over 5% (five percent) of the AUTHORIZED PARTY's voting stock, may only hold non-voting shares of an STFC incumbent and only up to a limit of 20% (twenty percent) of the capital stock. {clause only applicable to lower band "C"}

CLAUSE 8.10 - The transfer of control or the Authorization must comply with the stipulations contained in paragraph 2 of art. 136 of Law No. 9,472/97.

SINGLE PARAGRAPH - Once the conditions have been met and the deadlines established in Clause 8.10 have expired, the transfer of control or Authorization that directly or indirectly results in the control by one single shareholder or group of shareholders, STFC providers operating in distinct areas of the PGO may not be effected while Anatel considers such an impediment to be necessary to the fulfillment of the Plan, or when the transfer causes losses to the competition, placing the performance of this Statement of Authorization at risk, pursuant to art. 7 of Law No. 9,472/97.

                                   CHAPTER IX
              REGARDING THE LIABILITIES AND PREROGATIVES OF ANATEL

CLAUSE 9.1 - In addition to the other prerogatives inherent to its functions as a regulatory agency and the other liabilities resulting from this Statement of Authorization, it shall be Anatel's responsibility to:

I - oversee and control the exploration of the service in the aim of complying with the regulations;

II - regulate the exploration of the authorized service;

III - apply the sanctions contemplated in service regulations and specifically in this Statement of Authorization;

IV - work to ensure the good quality of the service, and to receive, verify and solve the users' claims and complaints, informing them within 90 (ninety) days of the measures taken to repress any violations of their rights;

V - declare the authorization to be extinct in those cases contemplated in Law No. 9,472/97;

VI - work to guarantee interconnection, solving any pending issues that may arise between the AUTHORIZED PARTY and other carriers;

VII - permanently follow the relationship between the AUTHORIZED PARTY and the other carriers, settling any conflicts that may arise;

VIII - restrain any conduct by the AUTHORIZED PARTY that is contrary to the system of competition, respecting the jurisdiction of the CADE, the regulations and especially the stipulations in Clauses 9.2 and 9.3 of this Chapter;

IX - exercise the service control and inspection activities pursuant to the stipulations in this Statement of Authorization; and

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

X - collect the fees regarding FISTEL (Telecommunications Control Fund), adopting the measures contemplated in the legislation.

CLAUSE 9.2 - Anatel may establish an administrative procedure for the purpose of determining whether there are untruths or unfounded allegations in the conditions the AUTHORIZED PARTY has declared with regards to not holding controlling interest in other companies, or regarding other prohibitions that prevent economic concentration, whenever there is evidence that the AUTHORIZED PARTY, its affiliates, controlled or parent companies hold influence over legal STFC carrier entities, such as:

I - The existence of significant financing transactions, whether passive or active, of any kind, between the AUTHORIZED PARTY, its affiliates, controlled or parent companies and STFC carriers;

II - The providing of a real or personal guaranties, or any other kind, by the AUTHORIZED PARTY, its affiliates, controlled or parent companies, to the STFC carrier, or vice versa;

III - Transfer of goods between the AUTHORIZED PARTY, its affiliates, controlled or parent companies and a STFC provider with different conditions, terms and amounts than those generally adopted in the market;

IV - The existence of a process of strategic technological knowledge transfer between the AUTHORIZED PARTY, its affiliates, controlled and parent companies and a STFC provider;

V - The providing of telecommunications services or correlated services between the AUTHORIZED PARTY, its affiliates, controlled or parent companies and a STFC provider, with favored or privileged conditions, compared with then other companies operating in the market;

VI - The existence of interconnection agreements between the AUTHORIZED PARTY, its affiliates, controlled or parent companies and a STFC provider that stipulated favored or privileged conditions, in relation to those offered to the other companies operating in the market;

VII - The existence of agreements for infrastructure sharing between the AUTHORIZED PARTY, its affiliates, controlled or parent companies and a STFC provider with favored or privileged conditions in relation to those offered to the other companies operating in the market;

VIII - The mutual use of pertinent resources, be they material, technological or human, by the AUTHORIZED PARTY, its affiliates, controlled or parent companies and a STFC provider;

IX - The existence of any legal act between the AUTHORIZED PARTY, its affiliates, controlled or parent companies and a company that controls a STFC provider for the purpose of transferring shares between them, or granting the right of first refusal regarding share transfers between them;

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

X - Joint engagement of goods or services by competitors; and

XI - The other types of conduct defined in the regulations as evidence of possible economic concentration or exercise of controlling power between STFC carriers.

SINGLE PARAGRAPH - Following the procedure contemplated in this Clause, any proof of the existence of any situation that characterizes untruth or unfounded allegations in the conditions the AUTHORIZED PARTY has declared will entail the cancellation of this Authorization, pursuant to the terms of art, 139 of Law No. 9,47297.

CLAUSE 9.3 - Anatel may also establish an administrative procedure for the purpose of determining a violation against economic order as contemplated in Law no. 8,884/94, and particularly the adoption of collusive conduct or conduct that restricts free competition, upon verification of the following evidence:

I - Prolonged stability of the related interest of competing companies in the market;

II - Even commercial conduct between competitors;

III - Joint engagement of property or services by competitors;

IV - Prolonged stability of the service rate levels or structures, or parallels in rate variations;

V - Standardization of the service offer conditions or terms between competitors;

VI - Exchange of pertinent information between competitors, regarding, among other aspects, technological, financial or commercial strategies;

VII - Stable division of operations between competitors in the market;

VIII - Complementarity of the network expansion or implantation plans and projects;

IX - Discrimination in the service rates and conditions that favor certain companies, in detriment to other operating in the market;

X - Purchases, sales, leases, loans for use or any other form of transfer, whether temporary or definitive, of goods of significant value or strategic importance between competing companies;

XI - Mutual use of pertinent resources, be they material, technological or human, by competing companies;

XII - The existence of interconnection agreements that stipulate favored or privileged conditions for certain companies in relation to those offered to the other companies operating in the market;

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

XIII - The existence of agreements for infrastructure sharing that stipulate favored or privileged conditions for certain companies in relation to those offered to the other companies operating in the market;

XIV - Distortion, manipulation, omission or procrastination by competitors in supplying information requested by Anatel; and

XV - Other practices defined in the regulations as evidence of collusion.

SINGLE PARAGRAPH - Proof that the AUTHORIZED PARTY is adopting collusive conduct or conduct that restricts free competition will entail the application of the sanctions contemplated in this Statement and those applicable by the CADE to the forfeiture of this Authorization.

                                    CHAPTER X
                         REGARDING THE AUTHORIZED PARTY

CLAUSE 10.1 - The AUTHORIZED PARTY is a company established in accordance with to Brazilian law, with head offices in the Country, pursuant to Law No. 9,472/97 and Decree No. 2,617, dated June 5, 1998.

                                   CHAPTER XI
                              REGARDING ENFORCEMENT

CLAUSE 11.1 - Anatel will oversee and inspect the services in order to ensure the fulfillment of the commitments made in this Statement of Authorization.

PARAGRAPH ONE - Anatel's enforcement will include inspecting and overseeing the AUTHORIZED PARTY's activities, equipment and facilities, requiring full access to all the AUTHORIZED PARTY's data and information, or to that of third parties.

PARAGRAPH TWO - The information collected during the enforcement activities will be published in the Library, with the exception of those that, by request of the AUTHORIZED PARTY, are considered by Anatel to be confidential in nature.

PARAGRAPH THREE - The information considered confidential according to the terms of the previous paragraph, shall only be used in procedures correlated to the present Statement of Authorization, and Anatel, or any party appointed by it, will answer for any wide or restricted publicizing of said information outside the scope of this use.

CLAUSE 11.2 - The AUTHORIZED PARTY, through its appointed representative, may follow any and all Anatel enforcement activities but it may not obstruct or prevent said enforcement, under penalty of the sanctions contemplated in this Statement of Authorization.

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

                                   CHAPTER XII
                            REGARDING INTERCONNECTION

CLAUSE 12.1 - The AUTHORIZED PARTY is bound to permit, facilitate, make available and carry out the interconnection to the network it operates, networks belonging to other carriers, private or public, whenever requested, pursuant to the regulations.

SINGLE PARAGRAPH - The availability of interconnection points must be negotiated between the AUTHORIZED PARTY and the involved carriers, pursuant to the regulations.

CLAUSE 12.2 - The AUTHORIZED PARTY shall be remunerated for the use of its network in accordance with the Regulations regarding Remuneration for the Use of STFC Carrier Networks.

CLAUSE 12.3 - The AUTHORIZED PARTY will have the same rights and shall comply with the same interconnection conditions to which the remaining STFC carriers are subject.

SINGLE PARAGRAPH - For interconnection purposes, the AUTHORIZED PARTY shall make available the network elements with the most amount of disaggregation technically possible, pursuant to the regulations.

                                  CHAPTER XIII
                             REGARDING THE SANCTIONS

CLAUSE 13.1 - In the performance of this Statement of Authorization, the AUTHORIZED PARTY is hereby subject to the following sanctions, which shall be applied according to a substantiated decision by Anatel, ensuring its right to defense, pursuant to its Internal Regulations and with no prejudice to the remaining penalties contemplated in the regulations:

I - For any act or omission contrary to the provisions contained in this Statement of Authorization which results in losses to the competition in the telecommunications sector; a fine of up to R$ 50,000,000.00 (fifty million Reals);

II - For breach of the Statement of Authorization which entails non-fulfillment of the quality targets and parameters in the exploration of the service; a fine of up to R$ 40,000,000.00 (forty million Reals);

III - For any act or omission not mentioned in the previous subparagraphs that entails violation of the user's rights as defined in this Statement of Authorization or causes the user to suffer losses; a fine of up to R$ 30,000,000.00 (thirty million Reals);

                                  Page 17 of 24

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

IV - For any act or omission that violates the stipulations contained in clause
8.8 of this Statement of Authorization, regarding the engaging of services and the acquisition of equipment and materials produced in Brazil; a fine of up to R$ 30,000,000.00 (thirty million Reals);

V - For any act or omission that creates obstacles or difficulties for Anatel's inspection and enforcement activities contemplated in this Statement of Authorization; a fine of up to R$ 20,000,000.00 (twenty million Reals); and

VI - For the default on any of the obligations expressly contemplated in this Statement of Authorization, except for those mentioned in the previous subparagraphs; a fine of up to R$ 10,000,000.00 (ten million Reals).

PARAGRAPH ONE - The gravity of the violations described in subparagraphs I and III shall be exclusively defined according to the general criteria described in clause 13.2, and shall be characterized by the AUTHORIZED PARTY's conduct that may, directly or indirectly, cause losses to the competition in the sector, especially:

a) Creating obstacles or difficulties for the choosing of another authorized service provider or domestic or international long distance service provider;

b) Refusing to provide a telecommunications service provider interconnection;

c) Creating obstacles or difficulties for the activities of providers of additionally-priced services;

d) Making the use of the authorized service or the offering of advantages conditional to the user's acquisition of services outside this Statement of Authorization;

e) The execution of any telecommunications service that is not the object of the authorization issued by Anatel in its favor;

f) For not upholding the accepted level of quality in terms of interconnection; and

g) Procrastinating in delivering information that is essential to the activities of the other carriers, especially regarding the registration bases.

PARAGRAPH TWO - The violation described in subparagraph II will be characterized when the quality parameters defined in the General Quality Target Plan are not met, and its gravity will be gauged according to the number of users affected and the losses caused, and will be characterized by the direct or indirect, active or omissive violation of any obligation contemplated in this Statement of Authorization, which entails violation of the users' rights, especially:

a) The interruption in the use of the service for a period longer than the period established in the General Quality Target Plan;

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

b) The non-allocation of the human and material resources needed in the operations and maintenance to uphold the minimum standard of quality;

c) Negligence in modernizing the network which affects the quality of the service;

d) The non-fulfillment of the duty to provide user with information;

e) The violation of telecommunications secrecy for reasons beyond the legally accepted hypotheses, even if committed by third parties in the facilities under the AUTHORIZED PARTY's responsibility;

f) The non-fulfillment of the duty to supply telephone lists, free of charge;

g) Not upholding the information and customer service central as stipulated in this Statement of Authorization; and

h) The charging of rates in non-compliance with the rules stipulated in this Statement of Authorization and in the regulations.

PARAGRAPH THREE - The violation described in subparagraph IV will be characterized by the confirmation of the violation of the condition contained in clause 8.8, and its gravity will be gauged according to the regulations.

PARAGRAPH FOUR - The gravity of the violation described in subparagraph V will be gauged according to the importance to the impeded inspection and enforcement activities, and will be characterized by the direct or indirect, active or omissive violation by the AUTHORIZED PARTY or its employees that creates obstacles or difficults the inspection and enforcement activities conducted by Anatel, its employees or agents, especially:

a) The AUTHORIZED PARTY's refusal to supply the request for information made by Anatel regarding the authorized service or the goods affected by it;

b) Preventing Anatel's agents from conducting their inspection and enforcement activities;

c) Omission in fulfilling the publicity obligation contemplated in this Statement of Authorization, or in the regulations; and

d) Not sending, or the late sending of any information, data, report or document which, by force of this Statement of Authorization, must e submitted to Anatel.

PARAGRAPH FIVE - The sanction contemplated in subparagraph VI shall be characterized by the confirmation of the violation of any obligation in this Statement not mentioned in the previous paragraphs.

PARAGRAPH SIX - The sanction contemplated in subparagraph I shall be applied by Anatel regardless of any measures the CADE may take.

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

PARAGRAPH SEVEN - Neglecting to deposit any of the fines applied according to the terms of this clause by the deadlines established by Anatel will be considered a serious fault and will entail the application of a 0.33% delay fine (zero point three, three percent) per day, up to a limit of 10% (ten percent), with the added SELIC rate (Special System for Settlement and Custody) for Federal Bonds, to be applied on the debt amount considering the number of days the payment is past due.

CLAUSE 13.2 - The application of the fines contemplated in this Chapter will comply with the rules contained in Title VI of Book III of Law No. 9,472/97, and the regulations.

PARAGRAPH ONE - Anatel will take the following circumstances into consideration when gauging the gravity of the sanctions and establishing the fines:

I - The proportionality between the intensity of the sentence and the gravity of the fault, including the number of users affected;

II - The damages resulting from the violation o the service and the users;

III - The advantage gained by the AUTHORIZED PARTY as a result of the violation;

IV - The AUTHORIZED PARTY's share of the market within its geographical serving area;

V - The AUTHORIZED PARTY's economic and financial status, especially its capacity to generate income and its property;

VI - The AUTHORIZED PARTY's record;

VII - The specific repetition of the same type of violation after receiving prior warning; and

VIII - The violation's general aggravating and attenuating circumstances.

PARAGRAPH TWO - Regardless of the specific grading criteria contemplated in each subparagraph of the previous clause and other contemplated in the regulations, the grading of the penalties shall be in accordance with the following scale:

I - The violation shall be considered light if it results from the involuntary or excusable conduct of the AUTHORIZED PARTY, of which it does not benefit;

II - The violation shall be considered of medium gravity if it results from inexcusable conduct that does not, however, benefit the AUTHORIZED PARTY in any way or affect a significant number of users; and

III - The violation shall be considered grave if Anatel confirms the presence of any of the following factors:

a) The AUTHORIZED PARTY acted in bad faith;

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

b) The violation directly or indirectly benefited the AUTHORIZED PARTY;

c) The AUTHORIZED PARTY committed a repeat violation; and

d) A significant number of users is affected.

PARAGRAPH THREE - According to its criteria, for light violations, Anatel may choose to warn the AUTHORIZED PARTY in a formal communication regarding the sanction, with no prejudice to the publishing of the decision in the Official Press.

PARAGRAPH FOUR - In order to apply the sanctions contemplated in this Chapter, the Sanction Procedures, contemplated in Anatel's Internal Regulations, will be followed.

PARAGRAPH FIVE - In the violations contemplated in clause 13.1, Anatel may order the AUTHORIZED PARTY to deduct from the amount to be deposited, in terms of the fine, sums to paid as compensation to the affected users, establishing the compensation criteria, the payment deadlines and the maximum deduction amount in the sanction application act.

PARAGRAPH SIX - The hypothesis contemplated in the previous paragraph may only be adopted if it has been verified that the users' interests or needs will not cancel out the AUTHORIZED PARTY's liability for the remaining civil indemnifications due.

CLAUSE 13.3 - The fines contemplated in this Chapter shall be applied with no prejudice to the characterization of the hypotheses for forfeiture declaration contemplated in this Statement of Authorization.

CLAUSE 13.4 - The amounts of the fines contemplated in this Chapter shall be indexed on an annual basis, according to the IGP-DI (General Price Index - Internal Availability), and the first indexation shall take place one year after the signing of this Statement of Authorization.

                                   CHAPTER XIV
                 REGARDING THE TERMINATION OF THE AUTHORIZATION

CLAUSE 14.1 - The Authorization shall be considered terminated by cancellation, forfeiture, failure, waiver or voidance, pursuant to articles 138 and 144 of Law No. 9,472/97 and in compliance with the procedures contained in the regulations.

SINGLE PARAGRAPH - The declaration of termination shall not cancel out the application of the applicable sanctions pursuant to this Statement of Authorization for the AUTHORIZED PARTY's violations.

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

CLAUSE 14.2 - The termination of the Authorization for one of the modes, Domestic Long Distance, or International Long Distance entails the automatic termination of the other Authorization.

                                   CHAPTER XV
             REGARDING THE LEGAL SYSTEM AND THE APPLICABLE DOCUMENTS

CLAUSE 15.1 - Law No. 9,472/97 and the regulations deriving therefrom, especially those pertaining to the Executive Power, pursuant to art. 18 of said Law, the latter prevailing whenever in conflict with the former, regulate the present Authorization, with no prejudice to the remaining norms in the Brazilian legal system.

CLAUSE 15.2 - In exploring the service authorized herein, Anatel's regulations, especially the documents listed below, an integral part of this Statement of Authorization, must be followed:

I - General Licensing Plan;

II - General Quality Target Plan;

III - General Telecommunications Service Regulations;

IV - Switched Wireline Telephone Service Regulations;

V - General Interconnection Regulations;

VI - Switched Wireline Telephone Service Numbering Regulations;

VII - Numbering Administration Regulations;

VIII - Numbering Regulations for the Use of STFC Carrier Networks;

IX - Regulations regarding Publicizing of Subscriber Lists and the Publishing and Distribution of the Obligatory and Free Telephone List; and

X - Public Tendering Process Regulations for Telecommunications Service and Radio frequency Use Concessions, Permissions and Authorizations.

CLAUSE 15.3 - The Public Tendering Notice No. 001/2000/SPV-ANATEL, its attachments, and the consultations and replies to the public notice, are part of this Statement of Authorization, as if they were transcribed herein.

CLAUSE 15.4 - The general rules of hermeneutics and the norms and principles contained in the Law No. 9,472/97, in addition to the documents referred-to in this chapter, must be taken into account when interpreting the norms and provisions contained in this Statement of Authorization.

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

                                   CHAPTER XVI
                           REGARDING THE JURISDICTION

CLAUSE 16.1 - Any issues deriving from the present Statement of Authorization shall be settled in the court of the jurisdiction of the Judiciary Section of the Brasilia Federal Court System in the Federal District.

                                  CHAPTER XVII
                                FINAL PROVISIONS

CLAUSE 17.1 - This Statement of Authorization shall become effective on the date of the publication of its excerpt in the Official Gazette of the Union.

The parties hereby fully agree with the provisions and conditions contained in this Statement of Authorization, and sign it in 02 (two), equal in content and form, in the presence of the undersigned witnesses in order for it to produce the desired legal effects.

Brasilia, February 8, 2002.

For Anatel:

_______________________________             _______________________________
ANTONIO CARLOS VALENTE DA SILVA                    LUIZ TITO CERASOLI
     Acting President                              Board Member

For the AUTHORIZED PARTY:

_______________________________________    _____________________________________
LUIZ EDUARDO FALCO PIRES CORREA            JOSE FERNANDES PAULETTI
Chief Executive Officer of TNL PCS S.A.    Chief Executive Officer of Tele Norte
                                                Leste Participacoes S.A.

                                  Page 23 of 24

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ANATEL
Agencia Nacional de Telecomunicacoes (National Telecommunications Agency)

Witnesses:

___________________________________
Name: ADRIANA REGINA LEITE NUNES
Identity card no.: 1.477.302 SSP/DF

___________________________________
Name: GERALDO MAGELA BENICIO JUNIOR
Identity card no.: 1.557.007 SSP/DF

                                  Page 24 of 24